July 10, 2018

Katherine L. Scherping
Chief Financial Officer
National CineMedia, Inc.
9110 East Nichols Ave.
Suite 200
Centennial, CO 80112

       Re: National CineMedia, Inc.
           Form 10-K for Fiscal Year Ended December 28, 2017
           Filed March 19, 2018
           Form 10-Q for Fiscal Quarter Ended March 29, 2018
           Filed May 8, 2018
           File No. 001-33296

Dear Ms. Scherping:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2017

Note 18. Correction of an Error, page F-37

1. Please clearly explain to us, in detail, the nature of the errors in your previously issued financial statements including a reference to the specific accounting literature that was misapplied. Provide us an explanation of you prior accounting and how you corrected it including how you determined the correction amounts. Also tell us why it was necessary to adjust each of the balance sheet line-items in the table on page F-38.
2. Please provide us with your assessment of the materiality of the errors identified in your
 Katherine L. Scherping
National CineMedia, Inc.
July 10, 2018
Page 2
         historical financial statements. We refer you to the guidance in SAB Topics 1:M and 1:N.
Form 10-Q for Fiscal Quarter Ended March 29, 2018

Change in Accounting Principle and Correction of an Error, page 9

3. Please explain to us the facts and circumstances concerning the change in accounting principle, including an explanation of previous generally accepted accounting principle and the newly adopted generally accepted accounting principle. Provide us specific references in the accounting literature as support for both the newly adopted and previous accounting policies.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at 202-551-3376 with any questions.

FirstName LastNameKatherine L. Scherping
Comapany NameNational CineMedia, Inc.
                                                              Division of
Corporation Finance
July 10, 2018 Page 2                                          Office of
Telecommunications
FirstName LastName